SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                Amendment No. 3

                           RJR Nabisco Holdings Corp.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   74960K 87 6
                                 (CUSIP Number)

                             Richard J. Lampen, Esq.
                  Executive Vice President and General Counsel
                 New Valley Corporation, 100 S.E. Second Street,
                   32nd Floor, Miami, FL 33131 (305) 579-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                             Lawrence Lederman, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                             New York, NY 10005-1413
                                 (212) 530-5732

                                 June 5, 1996
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Check the following box if a fee is being paid with the statement | |.

                                  SCHEDULE 13D

CUSIP NO.: 74960K 87 6

(1)      NAME OF REPORTING PERSON:  Brooke Group Ltd.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               |_|

         (b)               |X|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                 200

         (8)      SHARED VOTING POWER:               -0-

         (9)      SOLE DISPOSITIVE POWER:            200

         (10)     SHARED DISPOSITIVE POWER:          -0-

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                     200

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                              |X|

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than one-tenth of 1%

(14)     TYPE OF REPORTING PERSON:          HC; CO

                                  SCHEDULE 13D

CUSIP NO.: 74960K 87 6

(1)      NAME OF REPORTING PERSON:  BGLS Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               |_|

         (b)               |X|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  N/A

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                 -0-

         (8)      SHARED VOTING POWER:               -0-

         (9)      SOLE DISPOSITIVE POWER:            -0-

         (10)     SHARED DISPOSITIVE POWER:          -0-

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                     -0-

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                              |X|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

(14)     TYPE OF REPORTING PERSON:          HC; CO

                                  SCHEDULE 13D

CUSIP NO.: 74960K 87 6

(1)      NAME OF REPORTING PERSON:  Liggett Group Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               |_|

         (b)               |X|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                 200

         (8)      SHARED VOTING POWER:               -0-

         (9)      SOLE DISPOSITIVE POWER:            200

         (10)     SHARED DISPOSITIVE POWER:          -0-

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                              200

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       |X|

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than one-tenth of 1%

(14)     TYPE OF REPORTING PERSON:          CO

                                  SCHEDULE 13D

CUSIP NO.: 74960K 87 6

(1)      NAME OF REPORTING PERSON:  New Valley Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               |_|

         (b)               |X|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                 -0-

         (8)      SHARED VOTING POWER:               5,161,750

         (9)      SOLE DISPOSITIVE POWER:            -0-

         (10)     SHARED DISPOSITIVE POWER:          5,161,750

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                     5,161,750

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       |X|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.9%

(14)     TYPE OF REPORTING PERSON:          HC; CO

                                  SCHEDULE 13D

CUSIP NO.: 74960K 87 6

(1)      NAME OF REPORTING PERSON:  ALKI Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               |_|

         (b)               |X|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  WC, OO

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                 -0-

         (8)      SHARED VOTING POWER:               5,161,750

         (9)      SOLE DISPOSITIVE POWER:            -0-

         (10)     SHARED DISPOSITIVE POWER:          5,161,750

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                     5,161,750

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       |X|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.9%

(14)     TYPE OF REPORTING PERSON:          CO

                                  SCHEDULE 13D

CUSIP NO.: 74960K 87 6

(1)      NAME OF REPORTING PERSON: Bennett S. LeBow

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               |_|

         (b)               |X|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  N/A

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: United States of

         America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                 -0-

         (8)      SHARED VOTING POWER:               -0-

         (9)      SOLE DISPOSITIVE POWER:            -0-

         (10)     SHARED DISPOSITIVE POWER:          -0-

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                     -0-

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       |X|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

(14)     TYPE OF REPORTING PERSON:          IN

     This Amendment No. 3 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on March 11, 1996, as amended (the "Schedule 13D"), with respect to the common stock, par value $.01 per share, of RJR Nabisco Holdings Corp., a Delaware corporation (the "Company" or "RJR Nabisco"), with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019.

     This statement is being filed by the Reporting Persons (as defined in the Schedule 13D). Other than as set forth herein there has been no material change in the information set forth in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5(a) of the Schedule 13D is hereby amended to add the following:

     As of the close of business on June 5, 1996, the Icahn Entities have informed the Reporting Persons that they beneficially owned in the aggregate 13,088,300 shares of Common Stock, which constitute in the aggregate approximately 4.8% of the Common Stock outstanding.

     Richard J. Lampen, a person named in Annex 1 attached to the Schedule 13D, beneficially owns directly 4,000 shares of Common Stock, or less than one-tenth of 1% of the outstanding Common Stock.

     Item 5(b) of the Schedule 13D is hereby amended to add the following:

     Richard J. Lampen, a person named in Annex 1 attached hereto, has sole power to vote or direct the voting and dispose or direct the disposition of the 4,000 shares of Common Stock beneficially owned by him.

     Annex II, referred to in Item 5(c), is hereby amended to add the following:

                                     ANNEX 2

                     Schedule of Transactions in the Shares

                               No. of Shares    No. of Shares     Price Per
  Name                Date       Purchased          Sold           Share(1)
  ----                ----     -------------    -------------     ---------
Richard J. Lampen   3/19/96        1,000                             30.00
                                   1,000                            29.375

- -------

(1) Excludes brokerage commissions.

     Item 5(e) of the Schedule 13D is hereby amended to add the following:

     As discussed under Item 6 below, on June 5, 1996, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Schedule 13D is hereby amended to add the following:

     On June 5, 1996, each of the High River Agreement and the New Valley Agreement was terminated by mutual consent. The Agreement of Termination dated as of June 5, 1996, is attached hereto as Exhibit 16, and incorporated herein by reference in its entirety. The termination leaves in effect for one year certain provisions of the agreements concerning payments to be made to High River in the event New Valley achieves a profit (after deducting certain expenses) on the sale of the Common Stock which is held by it or if such Common Stock is valued at the end of such year at higher than its purchase price or in the event Brooke Group or its affiliates engage in certain transactions with the Company. The Reporting Persons have been informed that the Icahn Entities have been in discussions with third parties to determine the feasibility of forming a slate of persons totally independent of the Icahn Entities and the Reporting Persons who would call for a special meeting of stockholders of the Company as well as run for election as directors of the Company and who are committed to the idea of the spin-off of Nabisco. Such actions by the Icahn Entities are independent of any involvement by the Reporting Persons and the Reporting Persons do not have any agreements, arrangements or understandings with the Icahn Entities or any third parties. Accordingly, the Reporting Persons no longer are parties to any contract, arrangement or understanding with respect to the voting, acquisition, disposition and/or holding of the Common Stock pursuant to which the Reporting Persons may be deemed a "group" within the meaning of Section 13(d)(3) of the Act. Therefore, the Reporting Persons no longer beneficially own more than five percent of the Common Stock.

     The Jefferies Agreement has been amended to provide that no monthly fees shall be payable to Jefferies after the period ending April 30, 1996.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

16. Agreement of Termination between the Reporting Persons and the Icahn Entities, dated June 5, 1996.

                                                                               3
                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 5, 1996                     BROOKE GROUP LTD.

                                   By:  New Valley Corporation

                                        By: /s/ RICHARD J. LAMPEN
                                           -----------------------------------
                                            Richard J. Lampen
                                            Executive Vice President


                                   BGLS INC.

                                   By:  New Valley Corporation

                                        By: /s/ RICHARD J. LAMPEN
                                           -----------------------------------
                                            Richard J. Lampen
                                            Executive Vice President


                                   LIGGETT GROUP INC.

                                   By:  New Valley Corporation

                                        By: /s/ RICHARD J. LAMPEN
                                           -----------------------------------
                                            Richard J. Lampen
                                            Executive Vice President


                                   NEW VALLEY CORPORATION

                                   By: /s/ RICHARD J. LAMPEN
                                      ----------------------------------------
                                       Richard J. Lampen
                                       Executive Vice President


                                   ALKI CORP.

                                   By:  New Valley Corporation

                                        By: /s/ RICHARD J. LAMPEN
                                           -----------------------------------
                                            Richard J. Lampen
                                            Executive Vice President


                                   BENNETT S. LEBOW

                                   By:  New Valley Corporation

                                        By: /s/ RICHARD J. LAMPEN
                                           -----------------------------------
                                            Richard J. Lampen
                                            Executive Vice President

                                  EXHIBIT INDEX

Exhibit No.                          Title:
- -----------                          ------

     16. Agreement of Termination between the Reporting Persons and the Icahn Entities, dated June 5, 1996